OMV Investor News

January 11, 2007
7.00am (UK time) – 8.00am (CET)

Redemption of the outstanding convertible bonds

- **Outstanding convertibles now less than 10% of the amount originally issued**
- **Conversion rights may be exercised until February 14, 2007**
- **Redemption on February 21, 2007 at the principal amount (EUR 306.60) plus accrued interest**
- **No dilution: Buyback of convertibles and use of treasury shares to serve the bonds**

OMV, Central Europe's leading oil and gas group, announced today that it will redeem the outstanding convertible bonds (1.50%, due 2008, ISIN: AT0000342647) on February 21, 2007. As of December 31, 2006, the number of bonds outstanding was 165,459, which is less than 10% of the bonds originally issued in December 2004 (1,793,868).

The last day on which conversion rights may be exercised is February 14, 2007. One bond can be converted into 10 ordinary OMV shares. Bond holders willing to exercise their bonds are advised to instruct their respective custodian bank that both the duly completed and executed exercise notice and the bonds have to be received by the conversion agent by February 14, 2007. In the event the bond holder does not exercise his conversion right until this date, each still outstanding bond will be redeemed at its principal amount of EUR 306.60 plus accrued interest on the redemption date.

In order to avoid dilution of existing shareholders and given the strong balance sheet of the Group, OMV started a share buyback program in 2006 to satisfy bond conversions. As of December 31, 2006, 26% of the total amount of convertible bonds originally issued have been converted already. In addition, OMV repurchased further 65% of the convertible bonds.

Today's announcement in Financial Times and Wiener Zeitung:

OMV Aktiengesellschaft

Vienna

€ 549,999,928.80

1.50% Convertible Bonds of 2004/2008 Convertible into Common Bearer Shares With No Par Value of OMV Aktiengesellschaft

Terms and Conditions of the Convertible Bonds (the "Terms and Conditions")

Notice pursuant to § 14 of the Terms and Conditions

As of December 31, 2006, the aggregate Principal Amount was € 50,729,729.40 and therefore less than 10% of the aggregate Principal Amount of the Bonds originally issued.

Pursuant to § 5 (c) of the Terms and Conditions, the Company redeems in whole the remaining Bonds.

The last day on which Conversion Rights may be exercised by Holders pursuant to § 8 (a) of the Terms and Conditions is February 14, 2007. Bond holders willing to exercise their bonds are advised to instruct their respective custodian bank that both the duly completed and executed exercise notice and the bonds have to be received by the conversion agent by February 14, 2007.

The date on which the redemption will take place is February 21, 2007.

Vienna, January 11, 2007

The Executive Board

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has already achieved its goal for 2010 to increase its market share to 20%. In Exploration and Production (E&P) OMV is active in 19 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement: January–December and Q4 2006 on March 6, 2007

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